October 17, 2007



By U.S. Mail and filed on EDGAR

Mr. Matthew Komar
Ms. Rebekah Blakely Moore
Senior Accountant
U.S. Securities and Exchange Commission Mail Stop 4561 100 F Street, N.E. Washington, DC 20549

                                             RE: Tri City Bankshares Corporation
                                                  Comments / Revisions Form 10-K
                                               Your letter of September 19, 2007
                                                              File No. 000-09785

Dear Mr. Komar and Ms. Moore:

     Our responses to your comments and recommended changes follows. A draft of the proposed change follows each response. The Company will include these revisions in subsequent filings. Our next filing which requires these revisions will be our 10-K as of December 31, 2007. We will make similar changes where appropriate in our MD&A.

ALLOWANCE FOR LOAN LOSSES, PAGE 17

     The Company will include a breakdown of the allowance for loan losses in the format described in Item IV.B of Industry Guide 3. A draft of the breakdown follows:

                                                                Percent of loans
Balance applicable to:                       Amount             in each category
Domestic
     Commercial, financial, agricultural      $X                      X%
     Real estate - construction                X                      X%
     Real estate - mortgage                    X                      X%
     Installment loans to individuals          X                      X%
     Lease financing                           X                      X%
Foreign                                        X                      X%
Unallocated                                    X                     N/A
                                             ------                 ----
                                                                    100%
NOTE 3 - HELD TO MATURITY SECURITIES, PAGE 45

     The Company will separately disclose security investments in U.S. Government agencies and security investments in U.S. Government sponsored entities in accordance with Item II.A of Industry Guide 3. A draft of the disclosure follows:

                                     Amortized   Unrealized   Unrealized   Fair
                 Obligations of:        Cost        Gains       Losses     Value
                                     ---------   ----------   ----------   -----
U.S. Treasury and other U.S.
Government agencies and corporations  $           $            $            $

States of the U.S. and Political
Subdivisions                          $           $            $            $

Others securities consisting of
U.S. Government Sponsored entities
and the Federal Reserve Bank          $           $            $            $

NOTE 6 - MORTGAGE SERVICING RIGHTS, PAGE 50

     The Company will disclose the assumptions used in determining the fair value of its mortgage servicing asset. A draft of the disclosure follows:

     "The carrying value of mortgage servicing rights recorded by the company, calculated in accordance with the provisions of SFAS No. 140 were valued using criteria such as loan term and rate. SFAS No. 140 requires that capitalized mortgage servicing rights be amortized in proportion to and over the period of estimated net servicing income and be assessed for impairment. The valuation of mortgage servicing rights is influenced by market factors, including servicing volumes and market prices, as well as prepayment speeds and interest rates. The company relies on industry data to initially estimate the value of servicing mortgages as a percentage of the principal balance of the loans sold. The assumption used for 2006 was 0.75%. The assumption used for the duration of the mortgages underlying the mortgage servicing asset is 8 years and the company adjusts the carrying value monthly for reductions due to actual prepayments. Mortgage servicing rights account for 0.12% of the company's net assets. The company believes that the carrying value of its mortgage servicing rights approximates the fair market value and that it is not practical to perform a fair market valuation because any difference from the carrying value would be immaterial."

     Tri City Bankshares Corporation acknowledges that it is responsible for the adequacy and accuracy of disclosures in its filings, staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and our company may not assert staff comments as a defense in any proceeding initiated by the Commission.



     Feel free to contact me or the president of our subsidiary bank, Ronald K. Puetz, should you have any questions concerning our response.

                                                      Very truly yours,

                                                      TRI CITY BANKSHARES CORP.

                                                      /s/Henry Karbiner, Jr.

                                                      Henry Karbiner, Jr.
                                                      Chairman of the Board, CEO